Exhibit 4.5

CyberOptics Corporation

Description of Securities

Authorized Capitalization

            Our authorized capital stock consists of 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.  The common stock is registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended.

Common Stock

            Fully Paid.  All outstanding shares of our common stock are fully paid and nonassessable.  Fully paid and nonassessable means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.  Any additional capital stock that we may issue in the future will also be fully paid and nonassessable.

            Dividends.  Holders of common stock may receive dividends when declared by our board of directors out of funds that we can legally use to pay dividends.  We may pay dividends in cash, stock or other property.  Holders of common stock may not receive dividends until we have satisfied our obligations to the holders of outstanding preferred stock, if any.

            Voting Rights.  Holders of common stock have the exclusive power to vote on all matters presented to our shareholders, unless Minnesota law or the certificate of designation for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters.  Each holder of common stock is entitled to one vote per share.

            Each director is elected by plurality of the votes cast.  Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.  Except for the election of directors, or in circumstances in which Minnesota law requires a larger percentage vote, the shareholders shall take action by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

            Other Rights.  If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to the number of shares held by them, any remaining assets we are able to be distributed to our shareholders after we have provided for the liquidation preference of outstanding shares of preferred stock, if any.  When we issue securities in the future, holders of common stock have no preemptive rights to buy any portion of such issues of securities.  The common stock has no sinking fund or redemption provisions or conversion or exchange rights.

            Listing.  Our outstanding shares of common stock are listed on the NASDAQ Stock Market under the symbol “CYE.”

Antitakeover Provisions Contained in our Articles of Incorporation and our Bylaws

            Certain provisions of our Articles of Incorporation and our Bylaws may make it less likely that our management would be changed or someone would acquire voting control of our company, without the consent of our board of directors.  These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or takeover attempts that might allow shareholders to receive premiums over the market price of our common stock.

            Preferred Stock.  Our board of directors may at any time, under our Articles of Incorporation and without shareholder approval, issue one or more series of preferred stock.  In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer or proxy contest.  Preferred stock with special voting rights or other features issued to persons favoring our management could prevent a takeover by stopping the person trying to take control of our company from acquiring enough voting shares necessary to take control.

            Nomination Procedures.  In addition to our board of directors, shareholders can nominate candidates for our board of directors.  However, a shareholder must follow the advance-notice procedures described in our Bylaws and summarized below under the caption “Advance Notice Requirements for Director Nominations and Shareholder Proposals.”

            Shareholder-Proposal Procedures.  Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures set forth in our Bylaws, which procedures are described below under the caption “Advance Notice Requirements for Director Nominations and Shareholder Proposals.”

Unauthorized but Unissued Common Stock

            Minnesota law does not require shareholder approval for any issuance of authorized shares of common stock.  However, the listing requirements of the NASDAQ Stock Market, which would apply so long as the common stock remains listed on the NASDAQ Stock Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.  This requirement is subject to several exceptions.

            One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer or proxy contest.  As a result, such unissued and unreserved common stock may protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notice Requirements for Director Nominations and Shareholder Proposals

            Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring other business before an annual meeting of shareholders must provide timely notice of their nominations and proposals in writing to the Secretary of our company.

            Generally, to be timely, a shareholder’s notice must be received at our principal executive offices at least 120 days prior to the first anniversary of the previous year’s annual meeting.  Our bylaws also specify requirements as to the form and content of a shareholder’s notice.

            These provisions may impede shareholders’ ability to bring matters of business before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders and may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or takeover attempts that might allow shareholders to receive premiums over the market price of their common stock.

Amendment of our Articles of Incorporation and our Bylaws

            Our shareholders have the power to amend our Articles of Incorporation, subject to the requirements of the Minnesota Business Corporation Act.  Our board of directors may alter or amend, make or adopt, or repeal our Bylaws, subject to the limitations set forth in our Bylaws and the Minnesota Business Corporation Act.  Our shareholders also have the power to alter or amend our Bylaws.